Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of (Loss) Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Determination of (loss) earnings:
(Loss) income from operations	$(42,934)	$(35,431)	$10,381	$(69,820)	$(30,612)
Add:
Fixed charges	710	410	695	709	555

(Loss) earnings, as adjusted	$(42,224)	$(35,021)	$11,076	$(69,111)	$(30,057)

Fixed charges:

Estimate of interest within rental expense	710	410	695	709	555

Fixed charges	$710	$410	$695	$709	$555

Preferred stock dividends	$-	$-	$-	$-	$-

Ratio of (loss) earnings to fixed charges and preferred stock dividends	*	*	16	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$42,934	$35,431	$-	$69,820	$30,612

(1)
For the years ended 2009, 2010, 2012 and 2013, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.